Amendment No. 5

to

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON DC 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

SPEED COMMERCE, INC.

(Name of the Issuer)

Speed Commerce, Inc.

(Names of Persons Filing Statement)

Common Stock

(Title of Class of Securities)

639208107

(CUSIP Number of Class of Securities)

Dalton Edgecomb

Interim Chief Executive Officer

1303 East Arapaho Road, Ste. 200

Richardson, TX 75081

(214) 258-0100

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Persons Filing Statement)

with copies to:

Winthrop & Weinstine, P.A.

225 South Sixth Street, Suite 3500

Minneapolis, Minnesota 55402

(612) 604-6400

Attention: Philip T. Colton, Esq.

  Evan C. Sheets, Esq.

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☑	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Value*	Amount of Filing Fee**
$950.00	$0.10

*

For purposes of calculating the filing fee only, this amount assumes the estimated aggregate cash payment of $950.00 by the Issuer in lieu of fractional shares immediately following a 1-for-16 Reverse Split of the Company’s common stock. The aggregate cash payment is equal to the product of a price of $0.01 per pre-split share and approximately 95,000 pre-split shares, the estimated number of pre-split shares resulting in fractional shares following the Reverse Split.

**	Determined pursuant to Rule 0-11(b)(1) as the product of $950.00 and 0.0001007. Previously paid.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

INTRODUCTION

This Amendment No. 5 to the Rule 13E-3 Transaction Statement (the “Schedule 13E-3”) is being filed by Speed Commerce, Inc., a Minnesota Corporation (“Speed Commerce”, the “Company” or “our”), as a final amendment pursuant to Rule 13e-3(d)(3) to report the results of the Company’s Rule 13E-3 transaction.

RESULTS OF GOING PRIVATE TRANSACTION

On March 30, 2016, Speed Commerce effected a 1-for-16 reverse split of the Company’s common stock, no par value (the “Reverse Split”). Those shareholders who, immediately following the Reverse Split, otherwise owned only a fraction of a share of our common stock have had such fractional shares cancelled and converted into the right to receive $0.01 per pre-split share of common stock resulting in each such fractional share.

The results of the Reverse Split are as follows:

Number of shares outstanding prior to Reverse Split:	96,619,907
Number of whole shares outstanding after Reverse Split:	6,038,420
Approximate number of fractional shares resulting from Reverse Split:	324
Total cash payable in lieu of fractional shares:	$51.87
Approximate number of shareholders of record following Reverse Split:	280

Wells Fargo Shareowner Services, our transfer agent in connection with the Reverse Split (the “Transfer Agent”), has sent to those shareholders entitled to receive cash in lieu of fractional shares as a result of the Reverse Split a letter of transmittal with instructions to be used to transmit common stock certificates. Upon proper completion and execution of the letter of transmittal, and the return of the letter of transmittal and accompanying stock certificate(s) to the Transfer Agent, each shareholder entitled to receive payment will receive a check for such shareholder’s stock. Shareholders should not send their stock certificates to the Company or the Transfer Agent until after they have received the letter of transmittal and instructions.

The Company has less than 300 record holders of its common stock as a result of the Reverse Split and, therefore, is entitled to terminate the registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Exchange Act Rule 12g-4(a)(1). On April 26, 2016, the Company filed with the Securities and Exchange Commission (the “Commission”) a Certification and Notice of Termination of Registration on Form 15 for purposes of terminating the registration of its common stock under Section 12(g) of the Exchange Act, which termination will take effect 90 days, or such shorter period as the Commission may determine, following such filing date. As soon as practicable following the date of this Amendment, the Company intends to suspend its reporting obligations under Section 15(d) of the Exchange Act by filing an additional Form 15 with the Commission.

Item 16. Exhibits.

(a)(3)	The Disclosure Document of the Company, dated as of March 10, 2016 (filed by the Company with the SEC as Exhibit 99(a)(3) to Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference).

(a)(5)(i)

Speed Commerce, Inc. Annual Report on Form 10-K for the fiscal year ended March 31, 2015 (filed by the Company with the SEC on June 15, 2015 and incorporated herein by reference), as amended by Amendment No. 1 to Annual Report on Form 10-K/A (filed with the SEC on December 1, 2015 and incorporated herein by reference).

(a)(5)(ii)	Speed Commerce, Inc. Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 (filed by the Company with the SEC on February 16, 2016 and incorporated herein by reference).

(c)(i)

Fairness Opinion of Lake Street Capital Markets, LLC dated February 26, 2016 (filed by the Company at Annex A to the Disclosure Document that was filed by the Company with the SEC as Exhibit 99(a)(3) to Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference).

(c)(ii)

Fairness Opinion Report of Lake Street Capital Markets, LLC dated February 26, 2016 (filed by the Company at Annex A to the Disclosure Document that was filed by the Company with the SEC as Exhibit 99(a)(3) to Amendment No. 3 to Schedule 13E-3 and incorporated herein by reference).

(f)(i)	Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act, incorporated by reference to Exhibit A of Annex B to the disclosure document.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPEED COMMERCE, INC.

/s/ Dalton Edgecomb
	Name:	Dalton Edgecomb
Dated: April 26, 2016	Title:	Interim Chief Executive Officer